Mail Stop 4720

July 30, 2009

By US Mail and facsimile to (215) 864-1758

Gerard P. Cuddy
President and Chief Executive Officer
Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

> **Re:** **Beneficial Mutual Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 001-33476**

Dear Mr. Cuddy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1.   We note that you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of the certification. In future filings, the certification should be revised to conform with Item 601(b)(31) of Regulation S-K.

<u>Item 11. Executive Compensation, page 27</u>
<u>Compensation Discussion and Analysis, page 17 of Definitive Proxy Statement on Schedule 14A</u>

2.   Please tell us why you have not included as exhibits to your Form 10-K your Management Incentive Plan and 2008 Equity Incentive Plan. See Item 601(b)(10)(iii)(A) of Regulation S-K.

3.   We note that you have not disclosed the performance targets utilized in determining cash incentive compensation or the vesting of certain equity awards for your named executive officers for awards made in the 2008 fiscal year. For example, you have not disclosed the specific targets for earnings per share, efficiency ratio, and individual performance that were used as bases for awarding cash bonuses or the specified performance requirements tied to the vesting of restricted shares granted to your named executive officers in 2008. Please provide us with proposed revised disclosure which includes the performance targets and confirm that you will disclose any similar performance targets in future filings. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

<u>Certain Relationships and Related Transactions, page 28</u>
<u>Transactions with Related Persons, page 38 of Definitive Proxy Statement on Schedule 14A</u>

4.   We note your disclosure on page 38 that federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for *comparable transactions with other persons* and must not involve more than the normal risk of repayment or present other unfavorable features. We also note that the company has not included affirmative disclosure that its related party loans satisfy these requirements. Please confirm, and revise in future filings to disclose, if accurate, that all loans made by the registrant to such related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Attorney Advisor